Filed Pursuant to Rule 433

Issuer Free Writing Prospectus, dated February 27, 2023

Supplementing the Preliminary Prospectus Supplement, dated February 27, 2023

Registration No. 333-254226

Pricing Term Sheet

February 27, 2023

This pricing term sheet (this “Pricing Term Sheet”) relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, dated February 27, 2023, relating to these securities (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Other information presented in the Preliminary Prospectus Supplement, including financial information, is deemed to have changed to the extent affected by the changes described herein. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Vulcan Materials Company

5.800% Notes due 2026

Issuer:	Vulcan Materials Company (the “issuer”)

Title of Security:	5.800% Notes due 2026 (the “notes”)

Ratings (Moody’s / S&P / Fitch):*	Baa2 (Stable) / BBB+ (Stable) / BBB (Stable)

Principal Amount:	$550,000,000

Maturity Date:	March 1, 2026

Coupon:	5.800%

Yield to Maturity:	5.812%

Benchmark Treasury:	UST 4.000% due February 15, 2026

Spread to Benchmark Treasury:	+130 bps

Benchmark Treasury Yield:	4.512%

Price to Public:	99.968% plus accrued interest, if any, from March 3, 2023

Underwriting Discount:	0.30%

Proceeds, before expenses, to us:	$548,174,000

Interest Payment Dates:	March 1 and September 1, beginning on September 1, 2023

Record Dates:	February 15 and August 15

Day Count Convention:	30/360

Trade Date:	February 27, 2023

Settlement Date:

March 3, 2023 (T+4)

We expect delivery of the notes will be made against payment therefor on or about March 3, 2023, which is the fourth business day following the date of this Pricing Term Sheet (such settlement being referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this Pricing Term Sheet or on any subsequent date that is prior to the second trading day preceding the date we deliver the notes to the underwriters for the offering will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Optional Redemption:

Make-Whole Call:	At any time prior to March 1, 2024 (the date that is twenty-four months prior to the maturity date for the notes (the “par call date”)), the notes will be redeemable as a whole or in part, at our option at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1) 100% of the principal amount of such notes and (2) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on the par call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points less (b) interest accrued to the date of redemption, plus, in each case, any accrued and unpaid interest on the notes being redeemed to, but not including, the date of redemption.

Par Call:	At any time on or after the par call date, we may redeem the notes in whole or in part, at our option, from time to time at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus any accrued and unpaid interest on the notes being redeemed to, but not including, the date of redemption.

Change of Control:	If a change of control repurchase event (as defined in the Preliminary Prospectus Supplement) occurs with respect to the notes, unless we have exercised our right to redeem the notes or have defeased the notes as described in the Preliminary Prospectus Supplement, we will be required to make an irrevocable offer to each holder of the notes to repurchase all or any part (equal to or in excess of $2,000 and in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased to, but not including, the date of repurchase.

CUSIP / ISIN:	929160 BA6 / US929160BA60

Joint Book-Running Managers:	BofA Securities, Inc. Truist Securities, Inc. Goldman Sachs & Co. LLC Regions Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	FHN Financial Securities Corp. Siebert Williams Shank & Co., LLC

Denominations:	$2,000 and integral multiples of $1,000

Form of Offering:	SEC Registered

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) and the related Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement if you request it by contacting BofA Securities, Inc. by telephone at 1-800-294-1322 or Truist Securities, Inc. by telephone at 1-800-685-4786.

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